

March 6, 2023

Kristen Actis-Grande
Executive Vice President andChief Financial Officer
MSC Industrial Direct Co., Inc.
515 Broadhollow Road
Suite 1000
Melville, NY 11747

> **Re: MSC Industrial Direct Co., Inc.**
> **Form 10-K for the Fiscal Year Ended September 3, 2022**
> **Filed October 20, 2022**
> **Earnings Release on Form 8-K**
> **Furnished January 5, 2023**
> **Form 10-Q for the Fiscal Quarter Ended December 3, 2022**
> **Filed January 5, 2023**
> **File No. 001-14130**

Dear Kristen Actis-Grande:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 3, 2022

Note 2. Revenue
Disaggregation of Revenue, page 49

1. You disaggregate revenue by customer end-market. In MD&A and on earnings calls, you disclose changes in sales by customer type such as national account, government, and core and other. National account and public sector appear to be defined on page 7. Please revise page 7 to clarify whether government and public sector are the same and to define core and other. Given your quantification of different categories in MD&A, please tell us

your consideration of also disaggregating revenues by these categories on page 49 (in addition to your disaggregation by customer end-market). Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

Earnings Release on Form 8-K Furnished on January 5, 2023

Adjusted Financial Highlights

2. Please clearly label and describe your Adjusted Financial Highlights for income from operations, operating margin, and net income attributable to MSC as non-GAAP. Refer to Question 100.05 of the Staff's Compliance and Discussion Interpretations on Non-GAAP Financial Measures.

Fiscal 2023 Full Year Financial Outlook and Key Assumptions

3. Referencing non-GAAP Adjusted Operating Margin, please present the most directly comparable GAAP measure or add disclosure explaining why forward looking-information cannot be presented, to the extent available without unreasonable efforts, for the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Likewise, please explain the use of Operating Cash Flow Conversion and present the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Non-GAAP Financial Measures

4. Please explain to us and disclose how "GAAP" and non-GAAP Incremental Margin are determined. Please also disclose how they provide useful information to investors, and provide a reconciliation from the most directly comparable GAAP measure, operating margin. If you believe a different comparable GAAP measure is more appropriate, please explain. Refer to Items 10(e)(1)(i)(B), (C), and (D) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 3, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Impact of Economic Trends, page 17

5.   Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures in response to price increases from suppliers and labor price inflation. We note in your first quarter earnings call on January 5, 2023 that your chief executive officer acknowledged the company has experienced price increases from its suppliers, and stated "we are initiating a fresh look at our supplier and assortment strategy." Your CFO also discussed pressure around labor inflation during the call. Discuss your planned strategy and actions "towards reducing purchase costs, implementing operational efficiencies, improving the customer shopping experience, and channeling more market share to those suppliers who partner with us....through a formalized category line review process that will begin in the next couple of months" as noted in your CEO's remarks during the first quarter earnings call. Refer to Item 303(c) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services